
03020546

# ARROW MAGNOLIA

*International*


Since
1927



# ANNUAL REPORT
# 2002

ARROW-MAGNOLIA INTERNATIONAL, INC.
ANNUAL REPORT 2002
Letter to Shareholders

To Our Shareholders:

In 2002, Arrow Magnolia International, Inc., realized net sales revenue of $ 13.5 million and net earnings of $ 138,571, or $ .04 cents per share, down from net sales revenue of $ 13.6 million and net earnings (restated) of $ 326,747 or $ .09 cents per share in 2001.

The year 2002 was fraught with challenges. Our sales to the commercial construction industry slowed considerably and demand for our products by the airline industry did not fully recover from the aftermath of September 11, 2001. Oil prices and all the derivative raw materials began to escalate during the last half of 2002. Our Chairman, Morris Shwiff, passed away during July 2002. We had some disruption of our business during the implementation of our new operating and computer system during the fourth quarter and then the war worries began to damper purchasing activities.

In spite of all these events the Company managed to keep its revenues for 2002 almost level with the prior year with increasing sales activities of new products and equipment.

Net earnings were down from 2001 primarily due to higher oil related raw material costs, freight expense and continued increases in group insurance costs. As a result of state sales tax audits the Company provided for the potential of an increased tax liability related to 1998 through 2001. Earnings for those years have been restated to properly reflect this potential.

If Morris Shwiff were here, I know he would want to extend a special message of gratitude to all our personnel who are truly responsible for the Company's growth over the years, performing with dedication and loyalty. He would also want to thank our shareholders for the confidence they have expressed through their investment in the Company.

We look forward to 2003, despite some negative signs still evident in our economy. Our balance sheet remains strong as does our managements team. Our vision has not changed; we remain steadfast in our quest to return to a pattern of continued growth in sales and profits.

Fred Kenner

President

The Company's Annual Report, Form 10-KSB, for the year ended December 31, 2002, as amended, as filed with the Securities and Exchange Commission is reproduced in its entirety herein (except for exhibits and financial statement schedules), as the Company's Annual Report for 2002 to its shareholders. The Form 10-KSB includes the Company's audited financial statements and other financial data and information, a description of the Company's business and properties and other pertinent information concerning the Company. Certain information concerning the Company's Directors and executive officers, executive compensation and certain transactions and beneficial ownership of principal shareholders of the Company is in the Form 10-KSB.

DESCRIPTION OF BUSINESS.

Arrow-Magnolia International, Inc., a Texas corporation (the "Company" or "Arrow-Magnolia"), was incorporated in the State of Texas in 1937.

The Company's business consists primarily of the manufacture and distribution of approximately 400 specialty chemical products for use in cleaning and maintaining equipment and general maintenance and sanitation. The Company's manufacturing operations blend, to the Company's specifications and according to the Company's procedures, a variety of chemicals to create the Company's products. The Company packages products that it blends or manufactures and, in addition, purchases products that have been blended or manufactured and then packaged under the Company's private labels by third parties. The Company's products are marketed throughout the United States, Canada and other countries to a variety of consumers. No single customer accounted for as much as 10% of its total net sales during 2002, 2001 or 2000.

The Company's product line includes aircraft coatings, cleaners, corrosion preventatives, degreasers and air fresheners; construction chemicals such as release agents, concrete strippers, safety solvents, custom lubricants and rust reconverters; and telecommunication formulations such as refinishers, cable cleaners, graffiti removers and fiber optic lubricants. Sanitation and maintenance products sold by the Company include soaps, enzymes, deodorants, germicides, insecticides, disinfectants and miscellaneous janitorial supplies. The Company's products are designed and packaged for large-scale users rather than individual household consumers.

The Company currently manufactures certain of its products in order to give the Company greater control over its inventory in terms of quality and availability of goods. Cost savings are also effected through elimination of outside vendor overhead and profit and through reductions in the cost of carrying finished goods inventory versus raw materials. Currently the Company manufactures approximately 60% of its products (measured by 2002 sales expressed in dollars). The raw materials necessary for manufacture of the Company's products and the finished products resold by the Company are readily available from numerous sources and the Company is not dependent on any particular supplier for these items.

The Company markets its products primarily through its own sales personnel consisting of nine sales managers and independent contractors (100 persons) and distributors (five companies). In addition, the Company exhibits its products at national and international trade shows. The Company attends, on a regular basis, major trade shows annually. The Company has no material backlog of orders for its products.

During 2000, the Company learned that the soil and groundwater underlying its facility in Dallas, Texas had been impacted historically, prior to 1985 when present management assumed control of the Company, with chemicals regulated under the environmental laws. The extent of the contamination is not yet known. The Company entered the Voluntary Cleanup Program offered by the Texas Commission on Environmental Quality ("TCEQ") during 2001 and is causing additional studies to be performed to delineate the extent of the chemicals and to determine whether any remediation will be necessary and its nature and extent. The Company accrued an expense reserve of $250,000 during fiscal 2000 in anticipation of potential costs related to the environmental contamination. Such amount will be reviewed as more information becomes available to the Company and may be adjusted as conditions warrant. The Company incurred costs of $117,900 and $20,000, respectively, with respect to investigation of the potential environmental contamination for the years ended December 31, 2002 and 2001, which amounts were charged against the previously established reserve.

Competition

The business of the Company is highly competitive in all of its phases. However, the industry in which the Company competes is very fragmented and, although three companies are significantly larger than other companies engaged in this industry, no single firm or group of firms dominates the industry as a whole. Further, the total sales volume of the Company's products constitutes only a very small portion of the total available market.

The principal methods of competition in the business of the Company are sales personnel, price, quality and delivery capability. The Company competes with numerous other companies, both domestic and foreign, and with major chemical companies that have many products that are substantially similar to those sold by the Company. Due to the substantial similarity in available products and technology, product differentiation and preference is largely a function of the sales effort. Management therefore believes that the Company is able to compete successfully whenever it maintains aggressive sales personnel.

To the best knowledge of the Company's management, the Company is the only distributor of several products which are specially formulated to the Company's specifications for the particular applications of the telecommunications industry. There is no assurance, however, that other manufacturers will not enter the market in the future.

Employees

As of December 31, 2002, the Company employed fifty-seven (57) full-time employees, including its warehouse personnel and administrative, accounting, clerical and sales personnel. In addition, the Company retained the services as independent contractors of one hundred (100) sales representatives. None of the Company's employees are covered by union contracts, and the Company considers its relationship with its employees to be excellent.

## MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's common stock is included for quotation on the NASDAQ SmallCap Market tier of the NASDAQ Stock Market under the trading symbol "ARWM". The following table sets forth the high and low sales prices in the common stock during the last eight quarters reported in that market:

| Fiscal 2002 | High | Low |
|---|---|---|
| Fourth Quarter | $2.20 | $1.50 |
| Third Quarter | 2.17 | 1.90 |
| Second Quarter | 2.17 | 1.95 |
| First Quarter | 2.25 | 1.90 |

| Fiscal 2001 | High | Low |
|---|---|---|
| Fourth Quarter | $2.25 | $1.90 |
| Third Quarter | 2.49 | 2.00 |
| Second Quarter | 2.32 | 1.90 |
| First Quarter | 2.82 | 1.62 |

The approximate number of record holders of the Company's Common Stock as of December 31, 2002, was 350.

The Company has paid no cash dividends with respect to its Common Stock since 1988, when it paid a dividend of $0.05 per share. The Company currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The following table sets forth for the periods indicated the relative percentages that certain items included in the consolidated statements of income bear to net sales and the percentage changes of such items as compared to the indicated prior period:

| | Percentage of Net Sales Years Ended December 31 | | | Increase (Decrease) From Prior Period Years Ended | |
|---|---|---|---|---|---|
| | 2002 | 2001 (Restated) | 2000 (Restated) | 2002 vs. 2001 | 2001 vs. 2000 |
| Net sales | 100.0% | 100.0% | 100.0% | (0.5)% | (4.4)% |
| Cost of sales | 58.4% | 56.0% | 56.1% | 3.7% | (4.5)% |
| Gross profit | 41.6% | 44.0% | 43.9% | (5.8)% | (4.1)% |
| General and administrative expenses | 40.1% | 39.6% | 36.7% | 0.7% | 3.3% |
| Income before other income (expense) | 1.5% | 3.4% | 7.2% | (56.8)% | (54.8)% |
| Income before income taxes | 1.8% | 4.0% | 8.2% | (54.7)% | (53.2)% |
| Net income | 1.0% | 2.4% | 5.2% | (57.5)% | (55.8)% |

Comparison of Annual Results.

Net sales for fiscal year 2002 decreased 0.5% to $13,505,993 from $13,574,847 versus fiscal year 2001 after decreasing 4.4% from fiscal 2000 to fiscal 2001. The decrease in sales from 2000 to 2002 is the result of general business conditions as affected by the economic downturn and the events of September 11, 2001. Cost of sales as a percentage of net sales increased to 58.4% in fiscal 2002 from 56.0% in fiscal 2001 and 56.1% in fiscal 2000 as the result of incentive pricing and raw material cost increases. As a result of lower revenue and higher costs, gross profit decreased by 8.4% to $5,619,299 from $5,969,865 for fiscal 2002 versus fiscal 2001, after decreasing by 4.5% from fiscal 2000 to fiscal 2001.

General and administrative expenses increased by $35,272 and rose to 40.1% of net sales in fiscal 2002, or 0.7% from year to year. Such expenses also increased to 39.6% of net sales in fiscal 2001 from 36.7% in fiscal 2000, or 3.3% from year to year.

During the second quarter of 2001, the Company settled litigation that was pending at the end of 2000 with the Company contributing $125,000 to the resolution.

Other income generated $49,080 in income in fiscal 2002, $87,673 in income in fiscal 2000 and $153,596 in income during fiscal 2000, primarily as the result of interest earned on excess cash in excess of interest paid. The amount earned during 2002 was adversely affected by falling interest rates.

As a result of these factors, for the fiscal year ended December 31, 2002, net income fell to $138,571 versus $326,747 for fiscal 2001 and $739,284 for fiscal 2000.

Liquidity and Capital Resources.

The Company's working capital (total current assets less total current liabilities), which was $5,706,433 as of December 31, 2001, decreased to $5,611,407 as of December 31, 2002. The Company's current assets decreased as the Company's inventories decreased due to controlled buying during the fourth quarter of 2002. The Company's cash declined by $456,218 due to slower collections in the fourth quarter and invoicing delays encountered during implementation of a new computer and operating system. Current liabilities decreased due to a reduction in accounts payable.

As shown in the Company's statements of cash flows for 2002, the Company generated $239,221 in cash flow from operations as the Company continued to capitalize on its profitability, offset by cash absorbed in receivables as the result of recognition of bad debts. The Company utilized $695,439 in investing activities as it purchased property and equipment, primarily related to sprayers placed into service with customers to be used with the Company's products, and acquired and implemented a new computer and operating system installed during the fourth quarter.

During 2000, the Company learned that the soil and groundwater underlying its facility in Dallas, Texas had been impacted historically, prior to 1985 when present management assumed control of the Company, with chemicals regulated under the environmental laws. The extent of the contamination is not yet known. The Company entered the Voluntary Cleanup Program offered by the Texas Commission on Environmental Quality ("TCEQ") during 2001 and is causing additional studies to be performed to delineate the extent of the chemicals and to determine whether any remediation will be necessary and its nature and extent. The Company accrued an expense reserve of $250,000 during fiscal 2000 in anticipation of potential costs related to the environmental contamination. Such amount will be reviewed from time to time as more information becomes available to the Company and may be adjusted as conditions warrant. The Company incurred costs of $117,900 and $20,000, respectively, with respect to investigation of the potential environmental contamination for the years ended December 31, 2002 and 2001, which amounts were charged against the previously established reserve.

At December 31, 2002, the Company had $1,250,000 available under a revolving line of credit bearing interest at the lender's prime rate and collateralized by certain accounts receivable and inventories. At December 31, 2002, there was no outstanding balance under this note. The credit agreement contains various debt covenants, the most restrictive of which requires the Company to maintain certain minimum financial criteria. The Company believes it was in compliance with all debt covenant requirements as of December 31, 2002. The Company believes that its present financing is adequate for its capital needs for the foreseeable future.

Forward-Looking Statements

This report, including the information incorporated by reference herein, includes "forward-looking statements" within of the Private Securities Litigation Reform Act of 1995. All of the statements contained in this report, other than statements of historical fact, should be considered forward-looking statements, including, but not limited to, those concerning the Company's strategies, objectives and plans for expansion of its operations, products and services and growth in demand for its products. There can be no assurances that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") include, but are not limited to, changes in the costs of raw materials, failure to retain productive personnel, changes in demand affecting the industries served by the Company and other business factors discussed in this report All subsequent written and oral forward-looking statements by or attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such Cautionary Statements. Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ARROW-MAGNOLIA INTERNATIONAL, INC.

Index to Financial Statements and Schedule

# INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Arrow-Magnolia International, Inc.

We have audited the accompanying balance sheets of Arrow-Magnolia International, Inc. (a Texas corporation) as of December 31, 2001 and 2000, and the related statements of income, stockholders' equity and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arrow-Magnolia International, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

PHILIP VOGEL & CO. PC

Certified Public Accountants

Dallas, Texas
March 21, 2002

ARROW-MAGNOLIA INTERNATIONAL, INC.

BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

| | 2002 | (Restated) 2001 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $1,867,281 | $2,323,499 |
| Short-term investments | 200,000 | 200,000 |
| Trade accounts receivable, less allowance for doubtful accounts of $447,108 in 2002 and $482,484 in 2001 | 2,871,484 | 2,756,494 |
| Inventories | 796,014 | 847,057 |
| Prepaid income taxes | 322,932 | 196,996 |
| Deferred income taxes | 246,900 | 296,264 |
| Other assets | 168,587 | 129,961 |
| Total current assets | $6,473,198 | $6,750,271 |
| Property and equipment, net | 3,005,524 | 2,702,165 |
| Intangible assets, net | 113,035 | 113,035 |
| Notes receivable | 0 | 24,262 |
| Deferred income taxes | 0 | 1,100 |
| Other assets, at cost | 850 | 1,850 |
| Total assets | $9,592,607 | $9,592,683 |
| **Liabilities and stockholders' equity** | | |
| Current liabilities: | $532,528 | $537,063 |
| Accounts payable | 156,695 | 334,207 |
| Accrued liabilities | 172,568 | 172,568 |
| Total current liabilities | $861,791 | $1,043,838 |
| Environmental remediation liability | 132,100 | 250,000 |
| Deferred income taxes | 161,300 | 0 |
| Deferred compensation | 104,500 | 104,500 |
| Total liabilities | $1,259,691 | $1,398,338 |
| Commitments and contingencies (see Note I) | | |
| Stockholders' equity: | | |
| Preferred stock - par value $.10, authorized 500,000 shares; none issued | $0 | $0 |
| Common stock - par value $.10, authorized 10,000,000 shares; 3,262,066 shares issued in 2002 and 2001 | 326,207 | 326,207 |
| Additional paid-in capital | 5,618,589 | 5,618,589 |
| Retained earnings | 2,449,588 | 2,311,017 |
| Less cost of 13,500 shares of common stock in treasury | (61,468) | (61,468) |
| Total stockholders' equity | $8,332,916 | $8,194,345 |
| Total liabilities and stockholders' equity | $9,592,607 | $9,592,683 |

*The accompanying notes are an integral part of these statements*

ARROW-MAGNOLIA INTERNATIONAL, INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

| | 2002 | (Restated) 2001 | (Restated) 2000 |
|---|---|---|---|
| Net sales | $13,505,983 | $13,574,847 | $14,193,264 |
| Cost of sales | 7,886,686 | 7,604,982 | 7,965,588 |
| Gross profit | $5,619,297 | $5,969,865 | $6,227,676 |
| General and administrative expenses | 5,421,063 | 5,385,791 | 5,212,388 |
| Settlement of lawsuit | 0 | 125,000 | 0 |
| Income before other income (expense) | $198,234 | $459,074 | $1,015,288 |
| Other income (expense): | | | |
| Interest expense | $(2,651) | $(183) | $0 |
| Interest income | 27,516 | 87,856 | 152,294 |
| Other income | 24,215 | 0 | 1,302 |
| Total other income (expense) | $49,080 | $87,673 | $153,596 |
| Income before income taxes | $247,314 | $546,747 | $1,168,884 |
| Provision for income taxes | 108,743 | 220,000 | 429,600 |
| Net income | $138,571 | $326,747 | $739,284 |
| Earnings per common share: | | | |
| Basic | $0.04 | $0.10 | $0.23 |
| Diluted | $0.04 | $0.09 | $0.20 |

*The accompanying notes are an integral part of these statements*

ARROW-MAGNOLIA INTERNATIONAL, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

| | Common stock | | Additional | | Cost of | Total |
|---|---|---|---|---|---|---|
| | Shares outstanding | Amount | paid-in capital | Retained earnings | treasury stock | stockholders' equity |
| Balances at December 31, 1999 – as previously reported | 3,248,566 | $326,207 | $5,607,214 | $1,305,487 | $(61,468) | $7,177,440 |
| Prior period adjustment | | | | (60,501) | | (60,501) |
| Balance at December 31, 1999 - restated | 3,248,566 | $326,207 | $5,607,214 | $1,244,986 | $(61,468) | 7,116,939 |
| Net income - restated | 0 | 0 | 0 | 739,284 | 0 | 739,284 |
| Balances at December 31, 2000 | 3,248,566 | $326,207 | $5,607,214 | $1,984,270 | $(61,468) | $7,856,223 |
| Issuance of stock warrants for professional services | 0 | 0 | 11,375 | 0 | 0 | 11,375 |
| Net income - restated | 0 | 0 | 0 | 326,747 | 0 | 326,747 |
| Balances at December 31, 2001 | 3,248,566 | $326,207 | $5,618,589 | $2,311,017 | $(61,468) | $8,194,345 |
| Net income | 0 | 0 | 0 | 138,571 | 0 | 138,571 |
| Balances at December 31, 2002 | 3,248,566 | $326,207 | $5,618,589 | $2,449,588 | $(61,468) | $8,332,916 |

*The accompanying notes are an integral part of these statements*

ARROW-MAGNOLIA INTERNATIONAL, INC.

## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

| | 2002 | (Restated) 2001 | (Restated) 2000 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $138,571 | $326,747 | $739,284 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 392,080 | 399,855 | 277,236 |
| Deferred income taxes | 211,764 | (245,400) | (138,565) |
| Provision for doubtful accounts | 559,484 | 348,136 | 351,050 |
| Loss on retirement of assets | 0 | 0 | 4,317 |
| Stock warrants issued for professional services | 0 | 11,375 | 0 |
| Changes in operating assets and liabilities: | | | |
| Receivables | (674,086) | (324,002) | (757,992) |
| Inventories | 51,043 | (175,185) | 196 |
| Prepaid income taxes | (125,936) | (164,511) | 47,476 |
| Notes receivable | 24,262 | 28,914 | (13,176) |
| Other assets | (37,626) | (109,790) | (10,710) |
| Accounts payable | (4,535) | (178,694) | 131,208 |
| Accrued liabilities | (295,800) | 360,342 | 325,561 |
| Net cash provided by operating activities | $239,221 | $277,787 | $955,885 |
| Cash flows from investing activities: | | | |
| Proceeds from sale of short-term investments | $0 | $100,000 | $300,000 |
| Purchase of short-term investments | 0 | 0 | (300,000) |
| Acquisition of property and equipment | (695,439) | (563,948) | (1,156,566) |
| Net cash used by investing activities | $(695,439) | $(463,948) | $(1,156,566) |
| Cash flows from financing activities: | $0 | $0 | $0 |
| Net increase (decrease) in cash and cash equivalents | $(456,218) | $(186,161) | $(200,681) |
| Cash and cash equivalents: | | | |
| Beginning of year | 2,323,499 | 2,509,660 | 2,710,341 |
| End of year | $1,867,281 | $2,323,499 | $2,509,660 |

*The accompanying notes are an integral part of these statements*

ARROW-MAGNOLIA INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

## Note A - Summary of significant accounting policies:

### Nature of the operations

The Company is engaged in the sale and distribution of chemical products, primarily industrial and institutional cleaning and maintenance supplies and related products, to industrial users, telephone supply distributors, governmental agencies and school systems. The Company's customers operate in many different industries and geographic regions. No single customer accounted for more than 10% of net sales in 2002, 2001 or 2000.

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Concentrations of credit risk

In the ordinary course of business, the Company extends unsecured credit to its customers with payment terms generally 30 - 90 days. In addition, the terms of sale generally provide for the limited ability to return the product under certain conditions. Returns of merchandise have historically not been significant to the Company. Because of the credit risk involved, management has provided an allowance for doubtful collections which reflects its opinion of the amounts which will eventually become uncollectible. In the event of complete nonperformance by the Company's customers, the maximum exposure to the Company is the outstanding accounts receivable balance at the date of nonperformance.

At December 31, 2002, the Company had cash balances of approximately $288,000 in banking institutions in excess of federally insured amounts. These balances are before considering outstanding items. The Company also had approximately $1,390,258 of its funds invested in uninsured money market accounts at December 31, 2002. These funds are managed by outside investment management firms and are invested in short-term instruments with maturities of 120 days or less.

### Cash equivalents and statements of cash flows

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash was paid for interest during 2002, 2001 and 2000 was $2,651, $183 and $0, respectively. Cash paid for income taxes during 2002, 2001 and 2000 was $92,000, $353,611 and $511,865, respectively.

### Accounts receivable and credit policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 60 days from the invoice date. Unpaid accounts receivable with invoice dates over 60 days old generally incur finance charges of 1.5% per month. Special terms are provided to some customers that permit a longer payment term and, therefore, do not incur finance charges until a later date.

Accounts receivable are stated at the amount billed to the customer plus any accrued and unpaid finance charges. Customer account balances with invoices dated over 120 days are considered delinquent. Finance charges continue to accrue on delinquent accounts until the account is written off. Accounts are written off on a customer-by-customer basis, but generally not for at least one year. Accounts receivable aged 90 days or more were $1,909,596 and $1,714,831, at December 31, 2002 and 2001, respectively.

Payments of accounts receivable are allocated to the specific invoice identified on the customer's remittance advice or, if unspecified, are applied to invoices using the Company's best estimate of the intended invoices.

Note A - Summary of significant accounting policies (continued):

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management individually reviews all accounts receivable balances that exceed 120 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management applies a weighted average of write-offs to the aggregate remaining accounts receivable to estimate a general allowance covering those amounts. The weighted average gives greater weight to the most recent years and is adjusted for management's estimate of changes in future economic conditions that might give rise to results that differ from past experience.

Short-term investments and financial instruments

In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* short-term investments to be held to maturity at December 31, 2002 and 2001, consisting of bank certificates of deposit due within one year, are carried at cost, which approximates market value.

The Company has also adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 138, *Accounting for Derivative Instruments and Hedging Activities*, and the related implementation guidance. Currently the Company does not engage in hedging activities and has no derivative instruments as defined in the statement. Therefore, adoption of this statement has had no effect on the financial statements of the Company.

Inventories

Inventories, which consist primarily of merchandise purchased for resale and raw materials purchased for blending, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. The costs of blending products are added to the raw material cost of merchandise available for sale using an internally developed overhead factor.

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterment are capitalized.

Goodwill

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets* effective for periods beginning January 1, 2002, and thereafter. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, *Intangible Assets*. Specifically, the statement addresses how intangible assets that are acquired should be accounted for in financial statements upon their acquisition, as well as how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The statement changes the accounting for goodwill from an amortization approach to an impairment approach. Goodwill will no longer be amortized over its estimated useful life, but will be tested for impairment upon the occurrence of certain circumstances. An impairment loss will be recognized if the carrying amount of a reporting unit exceeds its fair value. In applying the provisions of SFAS No. 142, management performed a valuation of the underlying company for which goodwill was originally recorded. As of December 31, 2002, the Company reported goodwill from acquired businesses of $113,035; management does not believe this amount to be impaired. Prior amortization of goodwill for each of the years ended December 31, 2001 and 2000 was approximately $6,000.

ARROW-MAGNOLIA INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

**Note A - Summary of significant accounting policies (continued):**

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates that will apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per share

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share to account for and report basic and diluted earnings per share (EPS). Basic EPS is calculated by dividing net income (available to common stockholders) by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The treasury stock method, as prescribed by SFAS 128, is used to calculate the effects of stock options outstanding on diluted earnings per share.

Shares used in calculating basic and diluted earnings per share are as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Weighted average common shares outstanding | 3,248,566 | 3,248,566 | 3,248,566 |
| Dilutive securities: | | | |
| Common stock options | 909,092 | 824,092 | 769,092 |
| Assumed repurchase of common shares from exercise of options | (465,630) | (460,538) | (373,048) |
| Weighted average common shares outstanding - diluted basis | 3,692,028 | 3,612,120 | 3,644,610 |

Stock based compensation

Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, which permits entities to recognize, as expense over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide proforma net income and proforma earnings per share disclosures for employee stock option grants made in 1996 and future years as if the fair-valued-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the proforma disclosure provisions of SFAS No. 123.

Note A - Summary of significant accounting policies (continued):

In addition, the Company has adopted the provisions of Financial Accounting Standards Board Interpretation (FIN) 44, *Accounting for Certain Transactions Involving Stock Compensation*, which became effective July 1, 2000. FIN 44 clarifies the application of APB 25 for certain issues. Among other issues, this interpretation clarifies the definition of an employee for purposes of applying APB 25, the criteria for qualification of a plan as compensatory, the consequences of modifications to the terms of a plan, and the treatment of stock compensation issued to service providers who are not employees. The issuance of this interpretation does not change the current accounting policies of the Company, and has had no affect on the accompanying financial statements.

Impairment of long-lived assets and long-lived assets to be disposed of

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* effective for periods beginning January 1, 2002, and thereafter. SFAS 144 replaces SFAS 121, and, among other matters, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 retains the basic provisions of SFAS 121, but broadens its scope and establishes a single model for long-lived assets to be disposed of by sale. Management does not believe adoption of the Statement had any effect on the financial statements of the Company. During the years ended December 31, 2002, 2001 and 2000, the Company's analysis indicated that there was not an impairment of its long-lived assets.

Transfers and servicing of financial assets and extinguishment of liabilities

The Company follows the provisions of SFAS No. 125, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, and SFAS No. 140 (by the same title and which replaces SFAS 125 for transactions occurring after March 31, 2001). These statements provide accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Adoption of these statements has had no effect on the financial statements of the Company.

Reporting comprehensive income and operating segments

The Company follows the provisions of SFAS No. 130, *Reporting Comprehensive Income* and SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information*, that requires an enterprise to report, by major components and as a single total, the change in its net assets during the period from nonowner sources. SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these statements has had no impact on the Company's financial position, results of operations, cash flows, or related disclosures.

Fair value of financial instruments

The Company defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Financial instruments included in the Company's financial statements include cash and cash equivalents, short-term investments, trade accounts receivable, other receivables, note receivable, other assets, trade accounts payable, notes payable and long-term debt. Unless otherwise disclosed in the notes to the financial statements, the carrying value of financial instruments is considered to approximate fair value due to the short maturity and characteristics of those instruments. The carrying value of long-term debt approximates fair value as terms approximate those currently available for similar debt instruments.

**Note A - Summary of significant accounting policies (continued):**

Revenue recognition

The Company follows the provisions of SEC Staff Accounting Bulletin (SAB) No. 101, *Revenue Recognition in Financial Statements*, and recognizes revenues when its products are shipped to customers (terms are FOB shipping point), at which time evidence of a completed transaction and customer acceptance exists. Appropriate provisions for estimated returns of product and other allowances have been made in the accompanying financial statements. Amounts billed to customers for shipping and handling are classified as revenues, while shipping and handling costs are included in cost of sales.

**Note B - Inventories:**

Inventories consisted of the following at December 31, 2002 and 2001:

| | 2002 | 2001 |
|---|---|---|
| Raw materials purchased for blending | $288,860 | $361,867 |
| Merchandise available for sale | 507,154 | 485,190 |
| | $796,014 | $847,057 |

**Note C - Property and equipment:**

Property and equipment consisted of the following at December 31, 2002 and 2001:

| | | 2002 | 2001 |
|---|---|---|---|
| Land | | $97,209 | $97,209 |
| Buildings and improvements | 5 to 40 years | 1,401,194 | 1,369,802 |
| Machinery and equipment | 3 to 10 years | 2,835,876 | 2,381,139 |
| Furniture and fixtures | 5 to 10 years | 495,577 | 489,915 |
| Computers | 5 years | 223,017 | 40,719 |
| | | $5,052,873 | $4,378,784 |
| Less accumulated depreciation | | 2,047,349 | 1,676,619 |
| | | $3,005,524 | $2,702,165 |

Depreciation expense charged to operations was $392,080, $393,784 and $271,166 in 2002, 2001 and 2000, respectively.

ARROW-MAGNOLIA INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

Note D - Intangible assets:

Intangible assets consisted of the following at December 31, 2002 and 2001:

| | | 2002 | 2001 |
|---|---|---|---|
| Goodwill | 15 to 40 years | $113,035 | $160,124 |
| Less accumulated amortization | | 0 | 47,089 |
| | | $113,035 | $113,035 |

Note E - Credit agreement:

The Company has available at December 31, 2002, a revolving line of credit with a bank due on May 31, 2003. The credit agreement provides for a commitment from the lender at the lesser of $1,250,000 or the borrowing base as defined. At December 31, 2002 and 2001, there were no outstanding balances due under this agreement. The credit agreement contains various debt covenants, the most restrictive of which requires the Company to maintain certain minimum financial criteria. At December 31, 2002, the Company believes it is in compliance with all debt covenant requirements. The note requires monthly payments of interest at the lender's prime rate and is collateralized by certain accounts receivable and inventories.

Note F - Income taxes:

Income tax expense for the years ended December 31, 2002, 2001 and 2000, consisted of the following:

| | 2002 | (Restated) 2001 | (Restated) 2000 |
|---|---|---|---|
| U.S. federal - current | $(120,900) | $189,100 | $500,800 |
| U.S. federal - deferred | 215,043 | 4,600 | (100,891) |
| State - current | 14,600 | 26,300 | 29,691 |
| | $108,743 | $220,000 | $429,600 |

Income tax expense for the years ended December 31, 2002, 2001 and 2000, differs from the "expected" tax expense (computed by applying the 34% U.S. federal corporate rate to income before income taxes) as follows:

| | 2002 | (Restated) 2001 | (Restated) 2000 |
|---|---|---|---|
| Computed "expected" tax expense | $84,087 | $185,894 | $397,421 |
| Amortization of goodwill | 0 | 939 | 703 |
| State income taxes, net of federal benefit | 9,636 | 17,358 | 32,883 |
| Nondeductible and other items | 15,020 | 15,809 | (1,407) |
| | $108,743 | $220,000 | $429,600 |

Note F - Income taxes (continued):

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001, are presented below:

| | 2002 | (Restated) 2001 |
|---|---|---|
| Deferred tax assets: | | |
| Accounts receivable, principally due to allowance for doubtful accounts | $151,936 | $164,000 |
| Overhead allocation to inventories under IRC 263a | 36,200 | 66,300 |
| Accrual of environmental remediation liability | 44,900 | 85,000 |
| Expense resulting from issuance of stock options and warrants | 39,300 | 35,600 |
| Expenses resulting from sales tax audit | 58,764 | 58,764 |
| Total gross deferred tax assets | $331,100 | $409,664 |
| Less valuation allowance | 0 | 0 |
| Net deferred tax assets | $331,100 | $409,664 |
| Deferred tax liabilities: | | |
| Property and equipment, principally due to differences in depreciation | $(244,900) | $(111,600) |
| Other | (600) | (700) |
| Total gross deferred tax liabilities | $(245,500) | $(112,300) |
| Net deferred tax asset (liability) | $85,600 | $297,364 |

Deferred tax assets and liabilities are computed by applying the effective U.S. federal income tax rate to the gross amounts of temporary differences and other tax attributes. Deferred tax assets and liabilities relating to state income taxes are not material. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company expects the net deferred tax assets at December 31, 2002, to be realized as a result of future taxable income.

Note G - Stockholders' equity:

Stock equivalents at December 31, 2002, 2001 and 2000, and changes in stock equivalents for the three-year period ended December 31, 2002, are presented below:

| | Stock options | | Stock warrants | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Options and warrants outstanding, December 31, 1999 | 791,092 | 0.73 | 11,000 | 4.75 |
| Granted | 42,000 | 2.88 | 0 | 0.00 |
| Options and warrants outstanding, December 31, 2000 | 833,092 | 0.84 | 11,000 | 4.75 |
| Granted | 55,000 | 2.02 | 10,000 | 2.20 |
| Options and warrants outstanding, December 31, 2001 | 888,092 | 0.92 | 21,000 | 3.54 |
| Forfeited | (10,000) | 2.13 | 0 | |
| Granted | 0 | | 0 | |
| Options and warrants outstanding, December 31, 2002 | 878,092 | 0.90 | 21,000 | 3.54 |

The weighted average exercise price of all exercisable options at December 31, 2002, 2001 and 2000, was $0.83, $0.77 and $0.71, respectively. The weighted average exercise price of all outstanding options at December 31, 2002, 2001 and 2000 was $0.90, $0.92 and $0.84, respectively.

Stock option plan

The Company has a non-qualified stock option plan (Plan) covering approximately 957,000 shares of common stock. Participants are selected by the Company's board of directors from the executive officers and other key employees of the Company. The Plan provides that the option price per share and vesting period for stock options issued under the Plan are determined by the Company's board of directors. The Plan provides that the contractual lives of the options are ten (10) years unless otherwise stipulated by the Company's board of directors

$.50 stock options

In December 1994, 400,000 stock options were granted to certain officers of the Company at an option price of $.50 per share, the estimated fair market value of the common stock at the date of grant. These stock options were fully exercisable at the date of grant.

In January 1995, an additional 100,000 options were granted to certain key employees. These stock options were issued at an option price of $.50 per share, the estimated fair value of the common stock at the date of grant, and vest in annual increments of 20% with the first 20% vesting occurring on the date of issuance.

Options outstanding were increased by 50,000 in 1995, 54,208 in 1997, 58,497 in 1998, and 63,864 in 1999 due to 10% stock dividends. At December 31, 2002, none of these options had been exercised and 702,542 remain outstanding.

Note G - Stockholders' equity (continued):

At December 31, 2002, 2001 and 2000, all of these options were fully vested and exercisable. The remaining weighted-average contractual life of these options was 1.7 years at December 31, 2002.

$2.00 stock options

In January 1997, the Company granted 50,000 stock options to an employee of the Company. These stock options were issued at an option price of $2.00 per share. The stock options were fully exercisable at the date of grant. During 1997, the Company recognized the aggregate excess of the market price over the exercise price at date of grant, $104,500, as expense. Options outstanding were increased by 5,000 in 1997, 5,500 in 1998, and 6,050 in 1999 due to 10% stock dividends. At December 31, 2002, none of these options have been exercised and 66,550 remain outstanding. At December 31, 2002, 2001 and 2000, all of these options were fully vested and exercisable. The remaining average contractual life of these options was 4 years at December 31, 2002.

During January 2001, the Company granted 45,000 stock options to certain key employees of the Company. These stock options vest in annual increments of 20% with the first 20% vesting occurring on the date of issuance. At December 31, 2002, none of these options have been exercised; 45,000 remain outstanding and 18,000 were exercisable. The remaining average contractual life of these options was 8 years at December 31, 2002.

$2.875 stock options

In January 2000, the Company granted 42,000 stock options to certain employees of the Company. These stock options were issued at an option price of $2.875 per share and vest in annual increments of 20% with the first 20% vesting occurring on the date of issuance. At December 31, 2002, none of these options had been exercised and 42,000 remain outstanding. As of December 31, 2002, 2001 and 2000; 25,200, 16,800 and 8,400 of these options were exercisable. The remaining average contractual life of these options was 7 years.

$2.125 stock options

In March 2001, the Company granted 10,000 stock options to an employee of the Company. These stock options were issued at an option price of $2.125 per share and vested in annual increments of 20% with the first 20% vesting occurring on the date of issuance. At December 31, 2002, all of these options had forfeited due to the termination of the employee.

$4.375 stock options

In January 1999, the Company granted 20,000 stock options to certain employees of the Company. These stock options were issued at an option price of $4.375 per share and vest in annual increments of 20% with the first 20% vesting occurring on the date of issuance. Total stock options outstanding were increased by 2,000 in 1999, due to a 10% stock dividend. At December 31, 2002, none of these options had been exercised and 22,000 remain outstanding. At December 31, 2002, 2001 and 2000; 22,000, 16,500 and 11,000, respectively, were exercisable. The remaining average contractual life of these options was 6 years at December 31, 2002.

Stock warrants

In February 1999, the Company issued stock warrants to a service provider. The stock warrants are exercisable to purchase up to 10,000 shares of the Company's common stock at $4.75 per share. The stock warrants were increased to 11,000 in 1999 due to a 10% stock dividend. These warrants were valued at $0.62 per share using the Black Scholes option-pricing model. Assumptions included an expected dividend yield of 0.0%, a risk-free interest rate of 4.81%, an expected life of 2 years and an expected volatility of 46.04%. At December 31, 2002, 2001 and 2000, none of these warrants had been exercised; 11,000 remain outstanding and all are exercisable. The remaining average contractual life of these warrants was 6 years at December 31, 2002.

Note G - Stockholders' equity (continued):

In July 2001, the Company issued stock warrants to a service provider. The stock warrants are exercisable to purchase up to 10,000 shares of the Company's common stock at $2.20 per share. These warrants were valued at $1.14 per share using the Black Scholes option-pricing model. Assumptions included an expected dividend yield of 0.0%, a risk-free interest rate of 3.53%, an expected life of 5 years and an expected volatility of 56.24%. At December 31, 2002, none of these warrants have been exercised; 10,000 remain outstanding and all are exercisable. The remaining average contractual life of these warrants was 8 years at December 31, 2002.

Note H - Proforma information related to stock options:

The per share weighted-average fair value of stock options granted during 2002, 2001 and 2000 was $0.00, $1.27 and $1.99, respectively, on the date of grant, using the Black Scholes option-pricing model. The following weighted-average assumptions were used in the pricing model:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Expected dividend yield | N/A | 0.00% | 0.00% |
| Risk-free interest rate | N/A | 5.34% | 6.66% |
| Expected life | N/A | 7 years | 7 years |
| Expected volatility | N/A | 56.24% | 70.98% |

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, has recognized no compensation expense for stock options granted at exercise prices at least equal to the market value of the Company's common stock. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and earnings per share would have been reduced to the proforma amounts indicated below:

| | 2002 | (Restated) 2001 | (Restated) 2000 |
|---|---|---|---|
| Net income: | | | |
| As reported | $ 138,571 | $ 326,747 | $ 739,284 |
| Proforma | $ 113,243 | $ 292,230 | $ 712,138 |
| Basic earnings per common share: | | | |
| As reported | $ 0.04 | $ 0.10 | $ 0.23 |
| Proforma | $ 0.03 | $ 0.09 | $ 0.22 |
| Diluted earnings per common share: | | | |
| As reported | $ 0.04 | $ 0.09 | $ 0.20 |
| Proforma | $ 0.03 | $ 0.08 | $ 0.20 |

Proforma net income reflects only options granted since 1999. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the proforma net income amounts presented above because compensation cost is reflected over the option's vesting period, and compensation cost for options granted prior to January 1, 1995, is not considered.

ARROW-MAGNOLIA INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

**Note I - Quarterly financial data (unaudited):**

Quarterly net income (loss) and earnings (loss) per share for 2002 are as follows:

| | Net income (loss) | Earning (loss) per share | |
|---|---|---|---|
| | | Basic | Diluted |
| First quarter | $169,652 | $0.05 | $0.05 |
| Second quarter | 145,332 | $0.04 | $0.04 |
| Third quarter | 148,561 | $0.05 | $0.04 |
| Fourth quarter | (324,974) | $(0.10) | $(0.09) |
| | $138,571 | | |

**Note J - Commitments and contingencies:**

Legal actions

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

During the year ended December 31, 2001, the Company reached a final settlement with respect to a lawsuit brought against it. The cost to the Company was $125,000, which was paid and charged to operations during the year ended December 31, 2001.

Environmental remediation

As a result of an environmental site investigation conducted by an outside engineering firm during 2000, the Company discovered that certain regulated chemicals exist in the soils and groundwater underneath its facilities. It appears that this contamination was the result of activities that took place prior to 1985, when current management assumed control of the Company.

On March 2, 2001, the Company notified the Texas Commission on Environmental Quality (TCEQ) of the results of this investigation and that it intended to apply for the Voluntary Cleanup Program. In July 2001, the TCEQ accepted the Company's application into the Voluntary Cleanup Program and approved its proposal. The stipulations of the proposal required the Company to conduct more extensive environmental studies into the contamination and to report the findings to the TCEQ in June 2002. The Company submitted a draft assessment report in 2002 and is discussing with the TCEQ the scope of additional investigation necessary to fully delineate the contamination. In addition, the Company has agreed to produce recommendations for the cleanup, should any cleanup be necessary based on the ongoing investigations. The Company plans to continue investigating the contamination, after which time, the Company believes it should be able to more reasonably estimate the potential costs of the environmental remediation.

During the year ended December 31, 2000, $250,000 was accrued and charged to operations for the costs for continuing investigation and potential remediation. Of this amount, $132,100 remains as of December 31, 2002, which constitutes management's estimate of potential future costs. It is at least reasonably possible that this estimate of future costs will change and the change could be material.

The Company incurred costs of $117,900 and $20,000, respectively, with respect to investigation of the potential environmental contamination for the years ended December 31, 2002 and 2001, which amounts were charged against the previously established reserve.

Note J - Commitments and contingencies (continued):

Examinations by tax authorities

The Company is undergoing examinations by various taxing authorities, including the Internal Revenue Service for the years ended December 31, 1999 and 2000, and the State of Texas for the years 1998 through 2001. The Company reached an agreement with the Internal Revenue Service and agreed to pay approximately $26,000 in additional taxes during 2002 (see Note K). The Company is still negotiating a settlement with the State of Texas relating to its proposed assessment of unpaid sales taxes for years prior to 2002. The initial assessment approximated $300,000; however, based on its analysis of the issues and initial negotiations, management believes that the maximum exposure to the Company will be approximately $172,000, and has provided for this amount in the financial statements (see Note K).

Commitments

The Company is obligated under operating leases for equipment through August 2004. Minimum annual rentals under such arrangements are as follows:

| Year ending December 31, | Amount |
|---|---|
| 2003 | $40,015 |
| 2004 | 10,152 |
| Total | $50,167 |

ARROW-MAGNOLIA INTERNATIONAL, INC.

## Board of Directors

| | |
|---|---|
| Mark Kenner | Chairman of the Board and Chief Executive Officer of Arrow-Magnolia International, Inc. |
| Fred Kenner | President and Chief Operating Officer of Arrow-Magnolia International, Inc. |
| Robert DeRosier | Retired Chairman of AMRep, Inc., a manufacturer of specialty checmicals |
| Fred Bennett | Attorney, Stillman & Bennett, P.C. |
| Jeff Levin | President, Fitness Headquarters, Inc. |

## Executive Officers

| | |
|---|---|
| Mark Kenner | Chairman of the Board and Chief Executive Officer |
| Fred Kenner | President and Chief Operating Officer |
| John Niland | Vice President |

**Registrar and Transfer Agent**
Computershare Investor Services, LLC
P.O. Box 1596
Denver, Colorado 80201

**Auditors**
Philip Vogel & Co., P.C.
10440 N. Central Expressway
Suite 1550
Dallas, Texas 75231

**Legal Counsel**
Hewitt & Hewitt, P.C.
2612 Thomas Avenue
Dallas, Texas 75204

**Corporate Headquarters**
2646 Rodney Lane
Dallas, Texas 75229

**Form 10-KSB Report**
A copy of the Company's Annual Report on 10-KSB will be made available
to interested shareholders upon request to the Investor Relations Department
2646 Rodney Lane
Dallas, Texas 75299

ARROW MAGNOLIA

*International*

2646 Rodney Lane
Dallas, Texas 75229
800-527-2101

www.ArrowMagnolia.com